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                              January 2, 2024

       Leighton Bocking
       Chief Executive Officer
       Atelier Meats Corp.
       666 Burrard Street, Unit 500
       Vancouver British Columbia V6C3P6

                                                        Re: Atelier Meats Corp.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed December 22,
2023
                                                            File No. 024-12184

       Dear Leighton Bocking:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023, letter.

       Amendment to Form 1-A filed December 22, 2023

       General

   1. Your response to comment 2 indicates that all sales will be conducted by Dalmore, and revised disclosure
states that all shares will be sold by Dalmore, for example on the cover page and page 69.
However, disclosure on page 7 states, "Resale shares may be sold to or through underwriters or
dealers, directly to purchasers or through agents designated from time to time by the
selling shareholders;" please revise to reconcile the apparent inconsistency. In
addition, please revise your disclosure to explain how investors will know if they are
purchasing shares from the company or from selling shareholders.
 Leighton Bocking
FirstName  LastNameLeighton  Bocking
Atelier Meats Corp.
Comapany
January    NameAtelier Meats Corp.
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
Cover Page

2. We note your revisions in response to prior comment 1 and reissue it in part. Please include narrative disclosure preceding the tables to clearly describe the primary and resale components of the offering. Please also revise the first table to reflect that the primary offering is for $25 million, rather than $25 billion.
Compensation of Directors and Executive Officers, page 53

3. Your revised disclosure indicates that "nil" compensation was paid for the fiscal year ended May 31, 2023, yet note 8 of your financial statements on page 111 indicates that amounts were paid in consultation fees and wages and salaries. Please revise to reconcile this apparent inconsistency or advise.
Exhibits

4. Your revised disclosure in response to prior comment 3 indicates that Dalmore is acting as placement agent, yet the agreement filed as Exhibit 1.1 does not appear consistent with your disclosure. For example, and without limitation, we note Section 3 refers to a
         $15,000,000 offering, Section 4 indicates Dalmore is not being engaged to act as an underwriter or placement agent, and no provisions appear to relate to the resale offering.
         Please refile a placement agent agreement that reflects arrangements consistent with your disclosure. Additionally ensure that your exhibit is refiled in the proper text-
         searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II)
         EDGAR Filing (Version 68, December 2023) and Item 301 of Regulation
S-T.
       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      J Martin Tate